FORM NSAR Q77O Transactions effected pursuant to Rule 10F3 Fidelity Rutland Square Trust II

Fund Name	Strategic Advisers Core Multi-Manager Fund
Date of Offering	1/30/2015
Purchase Date	1/30/2015
Settlement Date	2/4/2015
Security Name	Spark Therapeutics, Inc. (ONCE)
CUSIP	84652J103
Offering Price (per share/par, USD$)	$23.00/share
Purchase Price (per share/par, USD$)	$23.00/share
Shares/Par Purchased	120
Compensation Paid to Underwriters (USD$)	$1.61/share
Total Paid by Fund (including fees, USD$)	$2,760.00
Class Size	7,000,000 shares
Allocation to Fund (as % of Class)	0.0017%
Affiliated Underwriter	Sanford C. Bernstein & Co., LLC
Underwriter Purchased From:	Credit Suisse
Underwriting Members: (1)	J.P. Morgan Securities LLC
Underwriting Members: (2)	Credit Suisse Securities (USA) LLC
Underwriting Members: (3)	Cowen and Company, LLC
Underwriting Members: (4)	Sanford C. Bernstein & Co., LLC